UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

EXA CORPORATION

(Name of Subject Company)

EXA CORPORATION

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

300614500

(CUSIP Number of Class of Securities)

Matthew L. Vittiglio

Senior Legal Counsel, Americas

DS Americas Corp.

175 Wyman Street

Waltham, MA 02451-1223

(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

Copies to:

Robert M. Katz

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY  10022

Telephone:  (212) 848-4000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 5 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Exa Corporation, a Delaware corporation (the “Company” or “Exa”), with the Securities and Exchange Commission (the “SEC”) on October 12, 2017 (as heretofore amended and as further amended hereby, the “Schedule 14D-9”).  The Schedule 14D-9 relates to the tender offer by 3DS Acquisition 3 Corp., Inc., a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of Dassault Systemes Simulia Corp., a Rhode Island corporation (“Parent”), which is an indirect wholly owned subsidiary of Dassault Systèmes S.E., a European Company incorporated in France (“Dassault Systèmes”), to purchase all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share (each, a “Share”), at a purchase price of $24.25 per Share, payable net to the holder thereof in cash, without interest, subject to any withholding taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 12, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), filed by Parent, Purchaser and Dassault Systèmes with the SEC on October 12, 2017. Copies of the Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.  This Amendment is being filed to reflect certain updates as reflected below.

Item 8.                                 Additional Information

The information set forth in “Item 8. Additional Information” is hereby amended and supplemented by inserting the following new subsection immediately preceding the subsection entitled “Forward-Looking Statements”:

“Expiration of the Offer

The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on November 16, 2017. The Depositary and Paying Agent (as defined in the Schedule TO) has advised Parent and Purchaser that, as of the Expiration Date, a total of 12,383,691 Shares had been validly tendered and not properly withdrawn prior to the expiration of the Offer, representing approximately 71% of the Fully Diluted Shares. In addition, 18,202 Shares had been tendered by Notice of Guaranteed Delivery, representing less than 1% of the Fully Diluted Shares.

The number of Shares validly tendered and not properly withdrawn prior to expiration of the Offer satisfies the Minimum Condition. All Offer Conditions have been satisfied or waived and,

on November 17, 2017, Purchaser accepted for payment, and expects to promptly pay for, all Shares validly tendered into and not withdrawn from the Offer.

Following the expiration of the Offer and acceptance for payment of the Shares, on November 17, 2017, the Merger was consummated pursuant to the terms of the Merger Agreement and without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. Pursuant to the Merger Agreement, at the Effective Time, Purchaser merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares (i) held in the treasury of the Company, (ii) owned by any direct or indirect wholly owned subsidiary of the Company, (iii) owned by Parent or Purchaser or any direct or indirect wholly owned subsidiary of Parent or (iv) held by a holder who was entitled to demand and properly demanded appraisal for such Shares in accordance with Section 262 of the DGCL) was automatically cancelled and converted into the right to receive an amount equal to the Offer Price, payable net to the holder thereof in cash, without interest, subject to any withholding of taxes required by applicable law. As a consequence of the Merger, the Shares are no longer listed on the NASDAQ Global Market and will be deregistered under the Exchange Act.”

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2017	EXA CORPORATION

	By:	/s/ MARK NEIL
	Name:	Mark Neil
	Title:	Secretary